November 13, 2007

Ms. Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
Washington, DC  20549

Re:           Sun Life of Canada (U.S.) Variable Account I (“Registrant”)
Response Related to Pre-Effective Amendment No. 3 to Registration Statement on Form N-6
File Nos. 811-09137 & 333-143354
Your discussion with Joan Boros on November 8, 2007

Dear Ms. Marquigny:

Thank you for your recent communication regarding the File referenced above.   We have addressed your comments.

1.	Page 22: The Staff requested the fifth paragraph of the “Short-Term Trading” section be revised to state that a request for transfer into a restricted fund be considered not in good order.

Response:

The fifth paragraph of the “Short Term Trading” section formerly read:

“Should transfer instructions provide for a redemption out of a Fund with purchase into a Fund that is restricted, the redemption will not be executed. We will provide You notice that the transfer instructions were not executed.”

The paragraph now reads:

“Should transfer instructions provide for a redemption out of a Fund with purchase into a Fund that is restricted, the policyowner’s transfer instructions will be considered a request that is not in good order.  Therefore, neither side of the requested transaction will be honored.  We will provide You notice that the transfer instructions were not executed.”

2.	Page 27: The Staff requested item 1 of the “Monthly Cost of Insurance” section be revised to present the calculation in more precise words and/or in an algebraic format.

Response:

The section formerly read:

The Monthly Cost of Insurance equals the sum of (1), (2) and (3) where:

(1) (2) (3)
is the cost of insurance charge equal to the Monthly Cost of Insurance rate (described below) multiplied by the (Policy Net Amount at Risk and Rider Net Amount at Risk (“Total Net Amount at Risk”)) divided by 1,000;

is the monthly rider cost for any riders which are a part of the Policy (i.e. Waiver of Monthly Deductions, Payment of Stipulated Amount, Supplemental Insurance, Enhanced Cash Surrender Value); and

is any additional insurance charge calculated, as specified in the Policy, for substandard risk classifications, which can be up to 500% of the charge shown in the Fee Table.

For clarity and simplicity, the calculation has been revised as:

The Monthly Cost of Insurance equals the sum of (1), (2) and (3) where:

(1) (2) (3)
is the Monthly Cost of Insurance rate times the Total Net Amount at Risk divided by 1,000*;

is the monthly rider cost for any riders which are a part of the Policy (i.e. Waiver of Monthly Deductions, Payment of Stipulated Amount, Supplemental Insurance, Enhanced Cash Surrender Value); and

is any additional insurance charge calculated, as specified in the Policy, for substandard risk classifications, which can be up to 500% of the charge shown in the Fee Table.

*Item (1) above is expressed algebraically as: the Monthly Cost of Insurance rate [Total Net Amount at Risk ÷ 1000].  Please see Appendix A, Glossary of Terms, for definitions of the Total Net Amount at Risk and its components.

3.
The Staff advised that reversed monthly deductions under the Waiver of Monthly Deductions Rider and stipulated payments under the Payment of Stipulated Amount Rider are to operate to respectively give investment experience as if the monthly deductions had never been taken and the stipulated amount had been credited at the beginning of each month of disability.

Response:

The Company appreciates the advice and is pleased to advise that the transactions are effected so as to give investment experience for the stated periods.

4.	The prospectus and Statement of Additional Information have been redated to November 13, 2007.

Acceleration Request

Registrant believes that the Amendment is responsive to Staff comments and, therefore, Registrant and its principal underwriter, Clarendon Insurance Agency, Inc., make a request for acceleration of the effective date of the Amendment to November 13, 2007, or as soon thereafter as practicable.  Registrant and its principal underwriter are aware of their obligations under the 1933 Act. In addition, the Registrant acknowledges that

•	Should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions and comments to the undersigned at (781)446-1638.

Sincerely,

/s/ Susan J. Lazzo

Susan J. Lazzo
Senior Counsel

cc:  Joan Boros, Esq.